June 1, 2009

Via EDGAR

Jenn Do, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	M.D.C. Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2008 filed February 10, 2009

Dear Ms. Do:

On behalf of M.D.C. Holdings, Inc. (the “Company” or “MDC”), we hereby provide the following responses to the comments contained in the letter dated May 15, 2009. Each numbered comment of the comment letter has been reproduced below, followed by the Company’s response.

In connection with our responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment #1

You state on page 36 that you utilize the installment method of accounting in accordance with SFAS 66 for home closings in which: (1) HomeAmerican originates the mortgage loan; (2) HomeAmerican has not sold the mortgage loan, or loans, as of the end of the pertinent reporting period; and (3) the homebuyer’s down payment does not meet the initial or continuing investment requirement set forth in SFAS 66, and that the deferral of operating profit associated with homes that closed for which the initial or continuing investment criteria were not met was immaterial at December 31, 2008 and 2007. Please revise future filings to disclose the operating profit deferred associated with the circumstances in (1) and (2), if material.

Response to Comment #1

Our disclosure on page 36 associated with when we utilize the installment method of accounting pursuant to SFAS 66 was intended to indicate that we defer the Operating Profit of a home closing if all of the criteria noted are present. Accordingly, pursuant to SFAS 66, there is not a deferral of Operating Profit associated with only circumstances (1) and (2). The Company will revise this disclosure in future filings to clarify that the Operating Profit of a home closing is deferred only if all three of the criteria are present.

Jenn Do

United States Securities and Exchange Commission

June 1, 2009

Comment #2

In addition to disclosing the cancellation rate, please expand the disclosure in future filings to include the value of cancellations and provide a discussion of cancellation rates by segment or market. This information would provide an investor a better understanding of the impact of cancellations on your business.

Response to Comment #2

On a quarterly basis, we monitor our approximate cancellation rate (“cancellation rate”) by reportable segment and disclose the primary reason for cancellations. If we see significant disparity between the reportable segments or if the trend in the cancellation rate for one reportable segment varies significantly from the trends of the other segments, we disclose the change in our filings and discuss the contributing factors, as evidenced in our March 31, 2009 Form 10-Q at page 34. In future filings, we will revise our disclosure to provide in tabular format, our cancellation rate by reportable segment and will continue to provide a discussion of the variances, if material, by reportable segment.

With respect to including the value of cancellations in our future filings, we believe the aggregate dollar value of cancellations does not provide meaningful insight into our business because this value is not recognized in, or indicative of, future revenue, nor does it impact customer traffic or other measures by which we monitor current performance of our homebuilding operations. Inclusion of this value may ultimately cause more confusion to an investor than assistance. We believe that our disclosure of backlog sales value, which represents gross sales value net of cancellation value and reflects what will ultimately be recognized as revenue in future periods, is more meaningful to our investors.

Comment #3

Please expand the discussion of average selling prices to provide a tabular presentation of the amount of sales incentives provided to customers at the market level. This information, along with a discussion of changes and trends, would provide a better understanding of the business climate and changes in selling prices in your markets.

Response to Comment #3

The Company’s homebuilding operations consist of wholly owned subsidiary companies that primarily sell single-family detached homes under the name Richmond American Homes (“Richmond”) in markets located throughout the country. Within each market, the Company builds homes in a number of standardized series. Within each series we have several models, each with a different floor plan and offered with standard and optional features. The variation in sales prices of similar models between markets depend primarily upon homebuyer demand, home prices offered by our competitors, location, time of delivery, optional features and design specifications.

The Company’s sales strategy is focused on communicating the inherent value of our homes to our prospective purchasers by distinguishing our product and pricing (including incentives) from that of our competitors or other home buying opportunities. In the sales process, the Company negotiates the terms of a home sales contract with a prospective homebuyer, including base sales price, options, upgrades, and other incentives. The homebuyer is generally motivated by the entirety of the pricing, options and incentives, while the Company is focused on the net selling price of the home.

When selling a home, the Company’s goal is to achieve a net selling price deemed attainable at the time. The Company utilizes a combination of pricing and incentives as a sales strategy directed at its prospective homebuyers. The incentives are offered in various forms, for example, a discount on the base price of the house, a discount on the cost of the options or upgrades (such as stainless steel appliances, hardwood flooring or tile, solid surface countertops, upgraded doors and cabinets, upgraded plumbing and electrical fixtures, etc.), payment of closing costs, discounted mortgage financing or merely a lowered base price of the house. The combination of pricing and the value of the incentives offered to prospective homebuyers varies from subdivision-to-subdivision and home-to-home, and can be adjusted week-to-week or even day-to-day, based upon homebuyer preferences or in response to changes in competitive pricing. For example, assume the Company is selling the same model of house in two different subdivisions. In one subdivision, the Company may offer the house with a base price of $250,000 and provide $50,000 of incentives and, in the other subdivision, offer the house with a lower base price of $200,000 and no incentive. Each of these examples achieves the Company’s goal of a $200,000 net selling price of the home. The Company believes that because of the variability in its sales and marketing strategies (i.e. modifications to the mix of its base prices and the time, method and manner in which it offers incentives), detailed disclosure of incentives could be more confusing than helpful to a potential

Jenn Do

United States Securities and Exchange Commission

June 1, 2009

investor, as for example, an investor who may believe that increases in the Company’s future revenue correlate to a decrease in the incentives being offered when in fact the incentives have merely been replaced by lower base selling prices. Accordingly, the Company believes that its current disclosure of the net selling price of its homes along with disclosure of the causes of changes in such amounts is the most relevant and meaningful disclosure to an investor.

Comment #4

We note your discussion of home gross margins on pages 57-58 and 66. To the extent practicable in future filings, please revise your disclosure to quantify the effects of the various sources you have identified that have contributed to such decreases in your margins, pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Response to Comment #4

Beginning with our March 31, 2009 Form 10-Q (page 32 and 33) we expanded our Home Gross Margin disclosures to quantify the impact that various items had to our Home Gross Margins. For future filings, we will continue to evaluate and disclose material items impacting Home Gross Margins and to the extent such disclosures are already provided in other sections of our Forms 10-K or 10-Q (i.e. narrative explanations of changes in home sales revenue, home costs of sales and/or average selling price of closed homes) we will provide appropriate reference to those disclosures in our discussion of Home Gross Margins.

Comment #5

You state on page 73 that the agreements for your Homebuilding Line and Mortgage Repurchase Facility and the indentures for your senior notes require compliance with certain representations, warranties and covenants, that you believe you are in compliance with these requirements, and that you are not aware of any covenant violations. Please address the following comments related to the covenants of the Homebuilding Line:

(A)	Your leverage ratio of 47.5% as of September 30, 2008, was below the required 50% floor. Discuss how often you assess compliance thereon and the consequences of this particular violation, if any, as of the end of the third quarter 2008.

(B)	Clarify, if true, that not maintaining the 2.0 to 1.0 Interest Coverage Ratio at December 31, 2008, had no other consequences other than as being part of the permitted maximum leverage ratio.

(C)	Since your leverage ratio of 50% at December 31, 2008, is the lowest percentage allowed under the covenant, please show us and revise future filings to disclose your calculation thereof.

(D)	Please tell us the difference between the two consolidated tangible net worth tests described on page 74. Disclose your calculation of each.

(E)	Disclose your calculation of the cash flow/liquidity test described on page 74.

(F)	We note your disclosure on pages 21-22 that dividends may be declared or paid by you if you are in compliance with certain stockholders’ equity and debt coverage tests. Please revise to disclose the requirements for and your calculation of each of these tests. Clarify, if true, that these tests affect only your ability to declare and/or pay dividends.

Response to Comment #5

(A)

The Company assesses compliance for all of its Homebuilding Line covenants on a quarterly basis. Under the leverage test, our actual leverage ratio is not to exceed a maximum permitted leverage ratio. At September 30, 2008 our actual leverage ratio was 30.5% and our maximum permitted leverage ratio was 47.5%. Accordingly, the Company was not in violation of the leverage test at September 30, 2008. As a result of an amendment to our Homebuilding Line on December 22, 2008, the maximum permitted leverage ratio increased from 47.5% to 50% and can now vary between 50% and 55% depending on the results of the Interest Coverage Test. For example, if our Interest Coverage Ratio is below 2.0 to 1.0, the maximum permitted leverage ratio will decrease, however, in no event will the maximum permitted leverage ratio decrease below 50%. At December 31, 2008, our actual leverage ratio was 32.4% and the maximum

Jenn Do

United States Securities and Exchange Commission

June 1, 2009

permitted leverage ratio was 50%. In future filings, the Company will revise its disclosures to clearly indicate that the actual leverage ratio is not to exceed a maximum permitted leverage ratio, which can vary based upon the results of the Interest Coverage Test.

(B)	The Company has an Interest Coverage Test which requires it to maintain an interest coverage ratio of 2.0 to 1.0. If this ratio is not achieved the only impact is that the Company’s maximum permitted leverage ratio can be reduced to 50%. Additionally, if the Interest Coverage Ratio falls below 1.50 to 1.0, then the Company is required to pass a cash flow or liquidity test. The Company has discussed both of the foregoing covenant implications as it relates to the Interest Coverage Ratio on page 74 of its 2008 Form 10-K. However, for future filings, the Company will review its disclosures of the Interest Coverage Test and Cash Flow/Liquidity test to provide clear and transparent disclosures that there are covenant implications when the Interest Coverage Ratio falls below 2.0 to 1.0 and/or 1.5 to 1.0.

(C)	The calculation of leverage is defined in the Homebuilding Line agreement. Reference is made to this document, which includes a description of what is included and excluded from the calculation. The calculation includes both GAAP reported information as well as non-GAAP amounts that are defined in the agreement. The amounts that are defined by the agreement are not all separately disclosed in the consolidated financial statements. Accordingly, an investor would need to refer to the Homebuilding Line agreement for the definition of the respective terms if the calculation required under the agreement as set forth in the consolidated financial statements. Accordingly, we believe it is most appropriate to include the actual results of the calculations rather than providing the calculations themselves. The following table will be included in future filings to provide investors with disclosure of the Company’s compliance with the tests called for under the Homebuilding Line agreement.

	Required Level	Actual Level
Leverage test - Maximum Permitted Leverage Ratio	50% - 55%	32%
Interest Coverage Test - Interest Coverage Ratio	2.0 : 1.0	.8 : 1.0
Consolidated Tangible Net Worth Test (in millions)	$852	$1,037
Consolidated Tangible Net Worth Floor (in millions)	$652	$1,037
Cash Flow Test	1.5 : 1.0	8.1 : 1.0
Liquidity Test (in millions)	$500	$812

(D)	The two consolidated tangible net worth tests have different consequences upon a failure to satisfy the requirements of the tests. Under the first test, a failure to satisfy its requirement would result in a scheduled reduction in the amount of the Commitment. Under the second test, a failure to satisfy its requirement could result in a termination of the facility.

As noted in subparagraph (C) above, inclusion of the calculation details includes amounts that are not in the consolidated financial statements and would require the investor to refer to the Homebuilding Line agreement. Accordingly, the table above will be included in future filings to provide investors with disclosure of the Company’s compliance with the tests called for under the Homebuilding Line agreement.

(E)	As noted in subparagraph (C) above, the Company will include in future filings, the actual results of the calculation of its cash flow/liquidity tests.

(F)	The Company is permitted to pay dividends, except if the Company is in a scheduled reduction, or term out, under the facility, is in default under the Homebuilding Line or if paying a dividend would result in a failure to meet the Consolidated Tangible Net Worth Test, the Leverage Test or the Cash Flow/Liquidity Test. Accordingly, the Company will revise its disclosure in future filings to indicate that the Company is not permitted to pay dividends under those circumstances.

Comment #6

We note the four negative covenants related to the Mortgage Repurchase Facility as listed on page 73. Please tell us and revise future filings to disclose the requirement for and your calculation of each as of December 31, 2008.

Jenn Do

United States Securities and Exchange Commission

June 1, 2009

Response to Comment #6

The Company will revise its future filings to include a detailed description of the four covenants currently listed in its 2008 Form 10-K. Additionally, the Company will include, in tabular format as set forth in the table below, disclosure of the requirements under each covenant and the actual results of the covenant calculations.

	Required Level	Actual Level
Adjusted Tangible Net Worth (in millions)	$15	$29
Maximum Leverage Ratio	12.5 : 1.0	1.5 : 1.0
Minimum income for twelve consecutive months	$1	$4,984,073
Liquidity Test (in millions)	$5	$28

Comment #7

Please tell us and revise future filings to disclose the critical covenants related to the indentures for your senior notes.

Response to Comment #7

The Company’s four covenants under its indentures for senior notes are as follows: (1) restrictions on secured debt; (2) limitations on sale and leaseback transactions; (3) additional guarantees; and (4) SEC reports. The Company has indicated on page F-40 of its 2008 Form 10-K, that the senior notes indentures contain some restrictions on secured debt and other transactions and that they do not contain financial covenants. In future filings, the Company will include similar disclosure in the Liquidity and Capital Resources section of the MD&A.

Comment #8

You state on page 74 that as a result of failing the interest coverage ratio covenant at December 31, 2008, along with the decline in your consolidated stockholders’ equity, your capacity to borrow under the Homebuilding Line has been currently reduced from $800 million to $539 million. You state on page 73 that at December 31, 2008, there were $26.6 million and $31.7 million, respectively, in letters of credit outstanding as of such dates, which reduced the amounts available to be borrowed under your Homebuilding Line. We assume, then, that $512.4 million was the net amount available to borrow at December 31, 2008. If so, please clearly state this in future filings. Please tell us and revise future filings to state the net amount available at December 31, 2007.

Response to Comment #8

The $26.6 million in outstanding letters of credit reduces the Company’s ability to borrow on the $800 million Commitment. The $26.6 million in outstanding letters of credit do not impact the calculation of the Company’s borrowing capacity under the permitted leverage ratio, i.e. $539 million at December 31, 2008. Additionally, while the Company’s borrowing capacity may be reduced under the permitted leverage ratio, this reduction would not impact its ability to issue letters of credit, up to the limited specified in the Homebuilding Line agreement. We will revise our future filings to clearly state the foregoing.

Please contact the undersigned with any questions at (303) 804-7714 or Joseph H. Fretz, Secretary and Corporate Counsel of the Company at (303) 804-7730.

Sincerely,

/s/ Christopher M. Anderson
Christopher M. Anderson
Senior Vice President &
Chief Financial Officer	cc: Terence O’Brien, Branch Chief